SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan and Target Corporation Ventures 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall
Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan and Target Corporation Ventures 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants
Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan as of December 31, 2014 and 2013, and the Target Corporation Ventures 401(k) Plan as of December 31, 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Target Corporation 401(k) Plan at December 31, 2014 and 2013, and the Target Corporation Ventures 401(k) Plan at December 31, 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of delinquent participant contributions and schedules of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of Target Corporation 401(k) Plan's and Target Corporation Ventures 401(k) Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plans' management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP
Minneapolis, Minnesota
June 17, 2015

Target Corporation 401(k) Plan and Target Corporation Ventures 401(k) Plan

Statements of Net Assets Available for Benefits

Target Corporation 401(k) Plan	December 31
(in thousands)	2014	2013
Assets
Investments	$—	$6,833,912
Interest in Master Trust	7,454,737	—
Receivables:
Due from broker for securities sold	—	28,350
Notes receivable from participants	153,800	153,184
Employer contributions	13,595	13,985
Participant contributions	14,795	14,123
Interest	—	2,450
Total receivables	182,190	212,092
Total assets	7,636,927	7,046,004
Liabilities
Payables:
Due to broker for securities purchased	—	31,448
Expenses	—	1,226
Total liabilities	—	32,674
Net assets available for benefits	$7,636,927	$7,013,330

Target Corporation Ventures 401(k) Plan	December 31, 2014
(in thousands)
Assets
Interest in Master Trust	$2,235
Receivables:
Notes receivable from participants	3
Employer contributions	7
Total receivables	10
Net assets available for benefits	$2,245

See accompanying notes.

Target Corporation 401(k) Plan and Target Corporation Ventures 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Target Corporation 401(k) Plan	Year Ended December 31
(in thousands)	2014	2013
Additions
Net investment gain from plan interest in Master Trust	$640,654	$—
Interest and dividends	17,276	60,503
Net realized and unrealized appreciation in fair value of investments	59,001	728,063
Total investment income	716,931	788,566
Interest income on notes receivable from participants	6,278	5,845
Contributions:
Participant contributions	336,050	345,765
Employer contributions	216,842	224,430
Total contributions	552,892	570,195
Total additions	1,276,101	1,364,606
Deductions
Benefits paid to participants	650,433	507,496
Administration fees	2,071	10,935
Total deductions	652,504	518,431
Net increase	623,597	846,175
Net assets available for benefits:
Beginning of year	7,013,330	6,167,155
End of year	$7,636,927	$7,013,330

Target Corporation Ventures 401(k) Plan	Year Ended December 31, 2014
(in thousands)
Additions
Net investment gain from plan interest in Master Trust	$17
Contributions:
Participant contributions	230
Employer contributions	32
Total contributions	262
Plan transfer	2,163
Total additions	2,442
Deductions
Benefits paid to participants	197
Net increase	2,245
Net assets available for benefits:
Beginning of year	—
End of year	$2,245

See accompanying notes.

Target Corporation 401(k) Plan and Target Corporation Ventures 401(k) Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plans

In January 2014, Target Corporation (the Company and the Plans' Administrator) created the Target Corporation Ventures 401(k) Plan (Ventures 401(k) Plan), which began accepting contributions in May 2014 from a subset of Target team members. Prior to the creation of the Ventures 401(k) Plan, team members within that subset were contributing to the TCC Cooking Co. 401(k) Plan. Effective July 16, 2014, TCC Cooking Co. 401(k) Plan's net assets were transferred to the Ventures 401(k) Plan.

Target Corporation 401(k) Plan (401(k) Plan) and Ventures 401(k) Plan (collectively, the Plans), are each defined contribution plans available to all employees who meet eligibility requirements of age and hours worked. Effective May 1, 2014, the Plans' Administrator amended the agreement with State Street Bank and Trust Co. to create a Master Trust for the investments of both Plans.

Under the terms of the Plans, participants can invest up to 80% of their current gross cash compensation, within the limits of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Except for highly compensated participants, participants are allowed to make contributions to the Plans in any combination of before-tax and/or after-tax contributions. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) of $17,500 for both 2014 and 2013, plus a $5,500 catch-up for participants age 50 and older.

The Company matches 100 percent of each participant’s contribution up to 5 percent and 1 percent of total compensation under the 401(k) Plan and the Ventures 401(k) Plan, respectively. Participants of the Plans are immediately vested in both participant contributions and the Company’s matching contributions. All investments are participant-directed.

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. Master Trust earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocation of expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants may receive benefits upon termination, death, disability or retirement in installments or as a lump-sum amount equal to the vested value of their account, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plans allow for two types of loans: the purchase of a primary residence and a general-purpose loan. Participants may have one of each loan type outstanding at any given time. Principal and interest is paid through payroll deductions. Interest rates are set at 1% plus the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and terminate the Plans subject to the provisions of ERISA.

For more detailed information regarding the Plans, participants may refer to the Plan Documents and Summary Plan Descriptions available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plans conform to U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments are reported at fair value. Further information regarding the valuation techniques used to measure the fair value of investment assets is included in the Fair Value Measurements footnote (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Principal and interest from the repayment of loans are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the repayment date. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Plan Expenses

Prior to May 1, 2014, expenses paid by the 401(k) Plan included fund management fees, trustee fees, monthly processing and record-keeping costs, quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses. All other expenses were paid by the Company.

Subsequent to May 1, 2014, expenses are paid by the Master Trust and are reflected in net investment gain from plan interest in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the financial statements, accompanying notes, and supplemental schedules. Actual results may differ significantly from those estimates.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. We do not expect this ASU to have a material impact on our financial statements.

Subsequent Events

Effective January 1, 2015, Ventures 401(k) participants became participants of the 401(k) Plan. Existing Ventures 401(k) balances remained in the Ventures 401(k) Plan unless participants elected to rollover their balances to the 401(k) Plan.

3. Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as of December 31, 2014. Refer to Note 4 for reconciliation of Master Trust net assets.

(in thousands)	Fair Value at December 31, 2014
	Level 1	Level 2	Level 3
Cash equivalents	$—	$22,182	$—
Target Corporation Common Stock Fund(a)	2,163,241	—	—
Commingled funds:
U.S. equities(c)	—	1,841,649	—
Lifecycle funds(b)	—	1,659,356	—
International equities(c)	—	719,744	—
U.S. government and agency obligations(c)	—	226,210	—
Cash Series Prime Fund(c)	—	233,195	—
Intermediate-term Bond Fund(d)
U.S. government and agency obligations	—	304,874	—
Corporate bonds	—	184,636	—
Asset-backed securities	—	62,128	—
Cash equivalents	—	40,987	—
Commingled Funds	—	5,903	—
Total	$2,163,241	$5,300,864	$—

The following table sets forth by Level within the fair value hierarchy the investments included in the 401(k) Plan at fair value as of December 31, 2013.

(in thousands)	Fair Value at December 31, 2013
	Level 1	Level 2	Level 3
Cash equivalents	$—	$17,955	$—
Target Corporation Common Stock Fund(a)	2,036,876	—	—
Commingled funds:
U.S. equities(c)	—	1,614,929	—
Lifecycle funds(b)	—	1,469,617	—
International equities(c)	—	705,534	—
U.S. government and agency obligations(c)	—	203,634	—
Cash Series Prime Fund(c)	—	196,532	—
Intermediate-term Bond Fund(d)
U.S. government and agency obligations	—	288,185	—
Corporate bonds	—	201,374	—
Asset-backed securities	—	66,703	—
Cash equivalents	—	26,864	—
Commingled Funds	—	5,709	—
Total	$2,036,876	$4,797,036	$—

(a)         This is a self-managed fund that invests in the Company’s common stock. The fund’s objective is to closely track the performance of the Company’s common stock.

(b)         These funds share the common goal of first growing and then later preserving principal, and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, commodities and cash. The Plans can redeem these investments daily with no restrictions.

(c)          These funds include investments in passively managed index commingled funds with holdings in U.S. government and agency obligations, corporate debt securities, high-credit-quality asset-backed securities and domestic and international equity securities. The Plans can redeem these investments daily with no restrictions.

(d)         This is a self-managed fund designed to earn returns modestly in excess of money market funds. It invests in a portfolio of separately managed accounts that include short-term investment funds, high-quality short-term and intermediate-term U.S. bonds (including U.S. government treasuries), corporate debt securities, other high-credit-quality asset-backed securities and passively managed index commingled funds.

Following are the valuation techniques for each asset type measured at fair value:

Position Description	Valuation Technique
Cash equivalents/ Commingled funds
Valued using the Net Asset Value (NAV) provided by the administrator of the fund. NAV is based on the value of the fund's underlying assets (minus applicable costs and liabilities), divided by the number of shares outstanding.

Target Corporation Common Stock Fund	Valued using the unadjusted quoted price in an active market.
Fixed-Income Securities	Primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics.

4. Investments

At December 31, 2014, participants may allocate their investments among 18 investment funds and, with certain restrictions, change their investment elections daily for both existing balances and future contributions.

Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. The 401(k) and Ventures 401(k) Plans' interest in the net assets of the Master Trust was approximately 99.9% and 0.1% at December 31, 2014, respectively.

Master Trust Net Assets	December 31, 2014
(in thousands)
Investments(a)	$7,464,105
Receivables:
Due from broker for securities sold	25,115
Interest	2,546
Total receivables	27,661
Total assets	7,491,766
Liabilities:
Due to broker for securities purchased	33,433
Accrued expenses	1,361
Total liabilities	34,794
Net assets	$7,456,972

(a)         See Note 3 - Fair Value Measurements for further information.

Net Investment Gain from Interest in Master Trust	Period from May 1, 2014 through December 31, 2014
(in thousands)
Commingled funds	$174,216
Target Corporation Common Stock Fund	423,884
Intermediate-term Bond Fund	(10,342)
Interest and dividend income	52,913
Total	$640,671

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	Period from January 1, 2014 through April 30, 2014	Year Ended December 31, 2013
(in thousands)
Commingled funds	$104,605	$602,605
Target Corporation Common Stock Fund	(50,161)	140,619
Intermediate-term Bond Fund	4,557	(15,161)
Total	$59,001	$728,063

Fair value of individual investments representing 5% or more of the Master Trust and 401(k) Plan as of December 31, 2014 and 2013, respectively, are as follows:

	At December 31
(in thousands)	2014	2013
Target Corporation Common Stock Fund*	$2,163,241	$2,036,876
State Street Bank & Trust Co. S&P 500 Index Non-Lending Series Fund*	1,202,763	1,078,564
BlackRock Institutional Trust Company, N.A. BlackRock MSCI EAFE Equity Index Non-Lendable Fund F	531,540	529,271
State Street Bank & Trust Co. SSgA Russell Small/Mid Cap Index Non-Lending Series Fund*	466,170	427,140

*                Issuer is a party-in-interest to the Plans.

5. Transactions with Parties-in-Interest

During the period from January 1, 2014 to April 30, 2014, the 401(k) Plan purchased and sold the Company's common stock as indicated below. During this period, the Plan earned $13,445 thousand in dividend income.

	Purchases	Sales
Number of shares	1,260,940	63,205
Amount	$74,056,651	$3,797,244

During the period from May 1, 2014 to December 31, 2014, the Master Trust purchased and sold the Company's common stock as indicated below. During this period, the Master Trust earned $45,381 thousand in dividend income.

	Purchases	Sales
Number of shares	2,577,181	136,000
Amount	$154,334,146	$8,560,039

As of December 31, 2014, the Master Trust held 28,401,928 shares of the Company's common stock.

Certain investments are shares of short-term and commingled investment funds managed by State Street Bank & Trust Co., the trustee of the Master Trust. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Investment management fees paid by the Plans are included as a reduction of the return earned on each fund.

6. Income Tax Status

The 401(k) Plan has received a determination letter from the IRS dated October 22, 2013, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the issuance of this determination letter, the Plan was amended and restated. The Plan Administrator believes the amended and restated Plan remains qualified and the trust tax-exempt as the Plan Administrator believes the Plan is operating in compliance with the Code.

The Ventures 401(k) Plan has applied for, but not yet received, a determination letter from the IRS as of the issuance date of these financial statements. The Plan Administrator believes this Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation.

The Plans' Administrator has concluded that there are no uncertain positions taken or expected to be taken by the Plans as of December 31, 2014. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the 401(k) Plan is no longer subject to income tax examinations for years prior to 2011.

7. Risks and Uncertainties

The Plans invest in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to these risks, it is at least reasonably possible that changes in investment values will occur in the near term and could materially affect the amounts reported in the financial statements.

8. Reconciliation of Financial Statements to the Form 5500

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Net assets available for benefits per the financial statements	$7,636,927	$2,245
Amounts allocated to withdrawing participants	(4,808)	(4)
Participant contribution receivable accrual	(14,795)	—
Employer contribution receivable accrual	(9,384)	—
Net assets available for benefits per the Form 5500	$7,607,940	$2,241

(in thousands)	December 31, 2013
401(k) Plan
Net assets available for benefits per the financial statements	$7,013,330
Amounts allocated to withdrawing participants	(4,732)
Participant contribution receivable accrual	(14,123)
Employer contribution receivable accrual	(9,182)
Net assets available for benefits per the Form 5500	$6,985,293

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Benefits paid to participants per the financial statements	$650,433	$197
Amounts allocated to withdrawing participants at December 31, 2013	(4,732)	—
Amounts allocated to withdrawing participants at December 31, 2014	4,808	4
Benefits paid to participants per the Form 5500	$650,509	$201

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Participant contributions available for benefits per the financial statements	$14,795	$—
Participant contribution receivable accrual	(14,795)	—
Participant contributions available for benefits per the Form 5500	$—	$—

(in thousands)	December 31, 2013
401(k) Plan
Participant contributions available for benefits per the financial statements	$14,123
Participant contribution receivable accrual	(14,123)
Participant contributions available for benefits per the Form 5500	$—

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Employer contributions available for benefits per the financial statements	$13,595	$7
Employer contribution receivable accrual	(9,384)	—
Employer contributions available for benefits per the Form 5500	$4,211	$7

(in thousands)	December 31, 2013
401(k) Plan
Employer contributions available for benefits per the financial statements	$13,985
Employer contribution receivable accrual	(9,182)
Employer contributions available for benefits per the Form 5500	$4,803

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Additions to net assets attributed to participant contributions per the financial statements	$336,050	$230
Change in participant contribution receivable accrual	(672)	—
Additions to net assets attributed to participant contributions per the Form 5500	$335,378	$230

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Additions to net assets attributed to employer contributions per the financial statements	$216,842	$32
Change in employer contribution receivable accrual	(202)	—
Additions to net assets attributed to employer contributions per the Form 5500	$216,640	$32

(in thousands)	December 31, 2014
	401(k) Plan	Ventures 401(k) Plan
Total additions to net assets per the financial statements	$1,276,101	$2,442
Change in participant contribution receivable accrual	(672)	—
Change in employer contribution receivable accrual	(202)	—
Total income per the Form 5500	$1,275,227	$2,442

Supplemental Schedules

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,275	$—	$1,275	$—	$1,275

Target Corporation Ventures 401(k) Plan

EIN: 41-0215170  Plan Number: 004

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$17,509	$17,509	$—	$—	$—

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issuer	Description	Current Value
*Participant Loans	Loans, interest rates from 4.25% to 10.5014%	$153,799,595

*Indicated a party-in-interest to the Plan

Target Corporation Ventures 401(k) Plan

EIN: 41-0215170  Plan Number: 004

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issuer	Description	Current Value
*Participant Loans	Loans, interest rate of 4.25%	$2,740

*Indicated a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN AND
TARGET CORPORATION VENTURES 401(K) PLAN
Date: June 17, 2015
	By	/s/ John J. Mulligan
John J. Mulligan
Chief Financial Officer and
Chief Accounting Officer
On behalf of Target Corporation as Plans'
Administrator